Exhibit 23

Consent of Independent Auditors

The Board of Directors
Meredith Corporation:

We consent to incorporation by reference in the Registration Statements No. 333-87888, No. 333-21979, No. 333-04033, No. 33-2094, No. 2-54974, and No. 33-59258, each on Form S-8, of Meredith Corporation of our report dated July 31, 2003, relating to the consolidated balance sheets of Meredith Corporation and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of earnings, shareholders' equity, and cash flows and related financial statement schedule for each of the years in the three-year period ended June 30, 2003, which appears in the June 30, 2003 annual report on Form 10-K of Meredith Corporation.

As described in note 2 to the consolidated financial statements, in 2003 the Company changed its method of accounting for goodwill and other intangible assets.

/s/ KPMG LLP

KPMG LLP

Des Moines, Iowa
September 16, 2003